December 21, 2004


Via Facsimile at (011-44-207) 367-0220 and Air Mail

Elizabeth L. Katkin, Esq.
John M. Basnage, Esq.
Hogan & Hartson L.L.P.
One Angel Court
London, EC2R 7HJ, U.K.

	Re:	Harmony Gold Mining Company Limited
      	Form F-4 Filed on December 3, 2004
      File No. 333-120975

		Schedule TO Filed on December 3, 2004
      File No. 5-78350

Dear Messrs. Katkin and Basnage:

	This is to advise you that the staff has performed a limited review of the registration statement, focusing primarily on the terms of the exchange offer and related disclosure. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus. We have the following comments:

Form F-4
General

1. Please consider revising your materials to remove the references to fractional cents and round up or down to the nearest cent throughout this prospectus.

Summary, page 1
2. In an appropriate place in this discussion, please elaborate upon the irrevocable undertaking entered into with Norilsk. Specifically, please elaborate upon the conditions under which such shares will be offered and sold to Harmony and what terms of the undertaking are left to be satisfied.
      Terms of the U.S. Offer, page 2
3. Here and elsewhere in the prospectus you provide information regarding the premium percentage being offered in the transaction as of October 14, 2004 because it was, as you have indicated, the last trading day before rumors and press articles significantly affected the share prices and trading volumes. With a view towards disclosure, please also provide the premium percentage being offered in the transaction as of the last trading day before the commencement of this offer so that readers are aware of the current offer price. In doing so, please indicate whether this represents a discount to the current trading price.

Conditions to the U.S. Offer, page 4
4. You indicate that the conditions you reference are subject to fulfillment or waiver. Please revise your disclosure to clearly indicate which of these conditions are waivable, as applicable, and whether there are any temporal restrictions upon when these conditions must be fulfilled or waived. Also, please update this discussion to disclose whether any of the conditions have been satisfied or waived, such as the Non-implementation of the IAMGold transaction.

Future Plans for Gold Fields; Compulsory Acquisition, page 6
5. Here and elsewhere in the prospectus, please clearly state that there is a limit upon the time period in which you may be able to effectuate a compulsory acquisition under South African law.
Under
those circumstances, disclose to shareholders what your plans are if you satisfy the Minimum Tender Condition but fail to acquire at least
90% of Gold Fields shares.

Summary Selected Comparative Historical and Pro Forma Per Share
Data,
page 21
6. We note that the information disclosed under the second and fourth columns, US GAAP Pro Forma Combined per Ordinary Share/ADS and Equivalent US GAAP Pro Forma per Ordinary Share/ADS, respectively, appears to be identical. We presume this to be in error. It appears that the equivalent pro forma per share amounts have not been adjusted for the merger exchange ratio. Please revise or advise.


Background and Reasons for the Offers, page 57

	Legal Proceedings, page 62
7. Please ensure that your discussion in this section is complete. We note, for example, that you have not made reference to the appeal made by Harmony to the Supreme Court of Appeal of South Africa regarding the November 26th ruling of the CAC. Please revise or advise.
The Offer, page 68
	Conditions to the US Offer, page 71
8. Please elaborate upon the Competition and other regulatory approvals condition. What other regulatory approvals are required?
Please revise to more specifically discuss this condition so that security holders may objectively determine when this condition has been fulfilled.
Plans for Gold Fields After the Completion of the Offers, page 92
9. Please revise this discussion to elaborate upon Harmony`s plans in the event Harmony is successful in obtaining, at a minimum, effective control over Gold Fields. What are your plans for the business and mining operations? Please revise. See Item 1006(a) of Regulation M-
A.

Unaudited Pro Forma Condensed Combined Financial Information, page
131
10. We note your analysis as to whether or not Harmony will be deemed
to be the accounting acquirer for purposes of US GAAP.
Specifically,
we note the factors relating to the composition of the governing body
and senior management of the combined entity.  Please provide us with
a supplemental analysis explaining the basis for your belief that Harmony will succeed in having the ability to elect or appoint a voting majority of the governing body and Harmony`s senior management will dominate that of the combined entity.
11. See Note 2 and your allocation of $10,927,938 to property, plant
and equipment (mineral interests). Please disclose the manner in which you have arrived at this allocation, including all material assumptions relied upon in making this determination.
Experts, page 171
12. Because your registration statement requires financial
statements
of Gold Fields, the audit report of the Gold Fields independent accountants must be included in the registration statement. Rule 436 of Regulation C requires the consent of Gold Field`s auditor to the inclusion of its report in the registration statement. We note the statements in the second paragraph that you are requesting the consent to incorporate by reference the audit report contained in Gold Field`s Form 20-F for the year ended June 30, 2004. We refer you to SAB Topic 1A requiring that any publicly filed financial information of Gold Fields, including its financial statements, be included in your exchange offer filing or incorporated by reference into, and therefore made a part of, this filing.
Until you obtain the consent of Gold Fields and its auditor, please revise your disclosure to refrain from naming the auditor and to disclose the legal and practical implications for your shareholders and Gold Fields shareholders of the inability to obtain the cooperation of Gold Fields or consent of it`s auditor. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the Gold Fields financial statements.
If you are unable to receive the cooperation from Gold Fields and consent from their independent accountants following your best efforts to do so, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. Your request should be addressed to the Office of the Chief Accountant of the Division of Corporation Finance, and should address the following:

?	Please include an original manually signed affidavit in the
request documenting your specific actions to obtain the other party`s
cooperation as well as the auditors` consent.
?	Include all correspondence evidencing your request.

If your waiver is accepted, without naming the auditor, please revise to clearly disclose that, although an audit report was issued on their financial statements and included in their annual report filed with the Commission, the auditor has not permitted use of the report in your registration statement.

      We will consider your request for acceleration of the effective date, and any request from underwriters, if applicable, as confirmation of the fact that those making the request are aware of their obligations under the Securities Act of 1933. Under delegated authority, we will grant a request for acceleration of the effective date upon resolution of the comments outstanding in connection with our review of this Form F-4.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me at (202) 942-2801 with any questions. You may also reach me via facsimile at (202) 942-9638.


							Sincerely,


							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

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December 21, 2004
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE